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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        -----------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                    -------

Description of document filed:  Notice of AGM 2004
                                ------------------
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        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

  The value of shares and the income from them can fall as well as rise and you may not recover the amount of money you invest. You should not regard any of the information provided in this document as a recommendation to buy or hold shares in AMVESCAP PLC.

  If you are in any doubt about the action to be taken, you should immediately consult your stockbroker, solicitor, or accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000.

 If you have sold or transferred your holding of shares in AMVESCAP PLC, please send this document and the accompanying form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

                                  AMVESCAP PLC

                        Notice of Annual General Meeting

                          To be held on April 29, 2004.

     Notice of the Annual General Meeting of AMVESCAP PLC to be held at the registered office of AMVESCAP, 7th Floor, 30 Finsbury Square, London EC2A 1AG,
   on April 29, 2004 at 11:30 am, is set out on pages 6 to 8 of this document. Shareholders are requested to complete the accompanying form of proxy for use at the Annual General Meeting and return it to the Company's Registrars, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR so as to be received as soon as possible and, in any event, not later than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person at the
                             Annual General Meeting.

  Arrangements have been made for shareholders to lodge their proxy through the Crest system or via the Registrars' website,www.capitaregistrars.com by using the investor code contained on the form of proxy enclosed with this notice.

      The lodging of a proxy via either of these means will not preclude a shareholder from attending and voting in person at the Annual General
                                    Meeting.

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                                  AMVESCAP PLC
               (Registered and Incorporated in England No. 308372)

DIRECTORS:
C.W. Brady (Chairman)
R.D. Adams
Sir John Banham
The Hon. M.D. Benson
J.R. Canion
T. Fischer
R.H. Graham
H.L. Harris Jr.
D. Kessler
B. Longstreth
R.F. McCullough
S.K. West

SECRETARY:
M.S. Perman

REGISTERED OFFICE:
30 Finsbury Square
London EC2A 1AG

                                                                   March 5, 2004

To holders of Ordinary Shares of 25p each in the capital of the Company and the holder of the Special Voting Share of 25p

DEAR SHAREHOLDER,

ANNUAL GENERAL MEETING

I am writing to invite you to join us at this year's Annual General Meeting of the Company to be held at 11:30 am on Thursday April 29, 2004 on the 7th Floor of our corporate headquarters at 30 Finsbury Square, London EC2A 1AG, and to explain the proposals which shareholders are invited to approve at the Annual General Meeting. The formal Notice of Meeting and resolutions to be proposed are set out on pages 6 to 8 of this document.

DIRECTORS' POWER TO ALLOT SHARES

There will be proposed as Resolution 11 a continuance of the directors' authority to allot the present unissued share capital of the Company (up to a maximum of 247,000,000 ordinary shares) comprising approximately 30.5 percent of the Company's issued ordinary share capital on March 5, 2004, being the latest practicable date prior to the date of publication of the document. As at that date, the Company did not hold any shares in treasury.

Resolution 12 will be proposed as a Special Resolution to renew the directors' authority to allot equity securities for cash otherwise than strictly pro-rata to existing shareholders in the case of a rights issue and also otherwise than to existing shareholders up to a maximum of 40,130,000 ordinary shares being approximately 5 percent of the issued ordinary share capital on March 5, 2004. The authorities conferred by the Resolutions 11 and 12 will lapse on April 28, 2009. For this purpose, allotments of equity

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shares for cash will include sales by the Company of any shares held by it which it has repurchased and held in treasury.

Although the directors have no present intention of utilizing these authorities they believe that it is appropriate for the directors to have flexibility and would take into account the best interests of shareholders generally in reviewing any future circumstances which would result in the issuance of shares.

POWER TO PURCHASE SHARES

A Special Resolution (No.13) will be proposed to enable the Company to purchase in the market up to a maximum of 80,260,000 ordinary shares, for cancellation or to be held in treasury, (approximately 10.0 percent of the issued share capital) at a minimum price of 25p per share and a maximum price per share of not more than 5 percent above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of such purchase. Any shares so repurchased may be cancelled or held in treasury.

If approved, the directors will use this authority, with discretion, and with a view to enhancing shareholder value. Purchases will only be made in the light of market conditions prevailing at the time and where the directors consider this will result in an increase in earnings per share and will be in the best interests of shareholders generally. Any purchases made by the Company will be announced by no later than 8:30 am on the business day following the transaction.

There were a total of 129,067,238 ordinary shares over which options to subscribe for equity shares outstanding as at March 5, 2004, have been granted under the AMVESCAP Executive No 3 Share Option and AMVESCAP 2000 Share Option Plans, representing 15.95 percent of the issued share capital at that date. Such options would represent 17.7 percent of the issued share capital of the Company if the full authority being sought pursuant to Resolution 13 is used.

AMENDMENTS TO ARTICLES OF ASSOCIATION

Resolution 14 is being proposed to amend the Company's Articles of Association, in order to bring them in line with current best practice and in particular with the new Combined Code on Corporate Governance. A summary of the principal differences between the new and old Articles is set out Appendix 1. Details of the four principal Board Committees, including the Nomination and Corporate Governance Committee which is responsible for, inter alia, examining board governance and effectiveness, are described in the AMVESCAP 2003 annual report.

Resolution 14 will be proposed as a special resolution.

RE-ELECTION OF DIRECTORS

The directors retiring by rotation are Mr. Joseph R. Canion, Mr. Robert Graham and Mr. Robert F McCullough. With the exception of Mr. McCullough who is retiring from the board with effect from the conclusion of the meeting, the directors retiring by rotation offer themselves for re-election.

Mrs. Diane Baker and Dr. Thomas Fischer were appointed to the board since the last annual general meeting. Mrs. Baker retired from the board on February 27, 2004 due to family and other business commitments. In accordance with the Articles of Association Dr. Thomas Fischer will offer himself for election by shareholders.

Mr. James Robertson is being proposed at the meeting for election to the board in succession to Mr. McCullough as the Chief Financial Officer of the Company.

Special notice has been given in respect to the resolutions to propose the re-election of Mr. Stephen West (who has served as a director since 1997) and Mr. Bevis Longstreth (who has served as a director on the board since 1992). Both directors are over the age of 70 years. Mr. West and Mr. Longstreth are subject to annual election by shareholders and offer themselves for election.

Biographies for all of  the directors seeking re-election are set out below.

JOSEPH R. CANION (59) NON-EXECUTIVE (USA)

Joseph Canion has served as a Non-Executive Director of our company since 1997. He was a Director of AIM from 1991 through 1997, when AIM was merged with one of our subsidiaries. Since 1992, Mr. Canion has served as Chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President, and a Director of Compaq Computer Corporation.

ROBERT H. GRAHAM (57) VICE CHAIRMAN AND CHAIRMAN, AIM DIVISION (USA)

Robert Graham became Vice Chairman of the Board of Directors of our company in February 2001. He has served as a Director of our company since 1997 and as Chief Executive Officer of Managed Products from 1997 to January 2001. Mr. Graham is Chairman of the AIM Division, which includes A I M Management Group Inc., a company that he co-founded in 1976. He has been in the investment business since 1972. Mr. Graham received a BS, an MS, and an MBA from the University of Texas at Austin. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

DR. THOMAS R. FISCHER (56) NON-EXECUTIVE (GERMANY)

Dr. Thomas R. Fischer was elected as a non-Executive Director of our company on January 29, 2004. Dr. Fischer is Chairman of WestLB AG. Dr. Fisher began his career working for Varta Batterie AG before joining Deutsche Bank in 1985 as deputy director of Corporate Development. While at Deutsche Bank he assumed a number of jobs with increasing responsibility, ultimately serving as Chief Operating Officer and a Member of the Management Board. He is also a member of the Boards of Audi and TUI. He holds a Ph.D. in Business Economics from the University of Freiburg.

JAMES I. ROBERTSON (46) EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER (ELECT). (UK)

James Robertson has served as a member of the Executive Management Committee of our company since March 1999. He joined our company as Director of Finance and Corporate Development for INVESCO Global's European division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became Managing Director, Global Strategic Planning, of our company in 1996. He holds an MA from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

BEVIS LONGSTRETH (70) NON-EXECUTIVE (USA)

Bevis Longstreth has served as a Non-Executive Director of our company since 1993 and is Chairman of the Audit Committee. Mr. Longstreth is a retired partner of Debevoise & Plimpton, in New York, where he was a partner from 1970 to 1981 and from 1984 to 1997. He was a Commissioner of the Securities and Exchange Commission from 1981 to 1984. Mr. Longstreth is a frequent writer on issues of corporate governance, banking, and securities law, and is the author of Modern Investment Management and the Prudent Man Rule (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School. Mr. Longstreth is a Trustee of the College Retirement Equities Fund (CREF).

STEPHEN K. WEST (75) NON-EXECUTIVE, USA

Stephen West has served as a Director of our Company since 1997. Mr. West was a Director of AIM from 1994 through 1997, when AIM was merged with a subsidiary of AMVESCAP. From 1964 to 1998 he was a partner of Sullivan & Cromwell, an international law firm based in New York. He is presently of counsel to the firm. Mr. West is a graduate of Yale University and the Harvard Law School. Mr. West has long specialized in advising investment management firms and international financial institutions. His considerable experience in the financial services sector is considered to be an asset to the Company and that it is accordingly desirable for him to seek re-election.

Biographies for all the current directors of the Company can be found in the AMVESCAP 2003 Annual Report. The Board and Nomination and Corporate Governance Committee recommends the directors who are seeking re-election pursuant to resolutions 4 to 9.

AUDITORS

The audit committee of the Company recommends to shareholders resolution number 10 relating to the re-election of Ernst & Young as external auditors to the company.

INTERNATIONAL SHARESAVE SCHEME

The AMVESCAP International Sharesave Plan was approved by shareholders in 1997. A subsequent authority was given to the board specifically in relation to the grant of options to participants resident in France, in order that both they and the Company should benefit from preferential tax and social security treatment.

Under prevailing legislation in France, the directors' requires periodic renewal and may not now be given for a period exceeding 38 months. The Company therefore seeks renewed authority for the directors to grant options to employees resident in France on a tax-favoured basis.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the amended Articles of Association of the Company, together with copies of the directors' service contracts with the Company and any of its subsidiaries, and the register of directors' interests are available for inspection by any person at the Company's registered office, 30 Finsbury Square, London EC2A 1AG during normal business hours on any weekday (Saturdays and public holidays excepted) and will also be available at the venue of the Annual General Meeting to any person for at least 15 minutes prior to, and until the conclusion of, the Meeting.

ACTION TO BE TAKEN

You will find enclosed a form of proxy in respect of the Annual General Meeting. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it so as to reach Capita Registrars (Proxies) P.O. Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, not later than 48 hours before the time appointed for the Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Meeting. AMVESCAP can also now offer shareholders the opportunity to cast their votes electronically through the Crest system or via the Registrars website at www.capitaregistrars.com. Your proxy card, enclosed with this Notice of Annual General Meeting, will contain your own personal investor code, which you will need in order to register your vote over the web.

Yours faithfully,


-------------------------------------
Charles W. Brady, Chairman

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Appendix 1

SUMMARY OF PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The principal changes to be made to the Articles are as follows:

CHANGE

1 The provisions of the Articles relating to the rotation of directors are being amended to bring the Articles in line with the Combined Code, which provides that all directors must retire every three years, although they will be eligible for re-election.

2 Following the Company's Acquisition of Own Shares (Treasury Shares) Regulations 2003, companies may now repurchase shares and hold them in treasury. Previously, any shares repurchased had to be cancelled. It is proposed that the Articles be amended to make it explicit that the Company cannot exercise voting or dividend rights in respect of shares held in treasury.

                        Notice of Annual General Meeting
                                  AMVESCAP PLC

NOTICE IS HEREBY GIVEN that the sixty-ninth Annual General Meeting of AMVESCAP PLC will be held on the 7th Floor of the Registered Office of the Company at 30 Finsbury Square, London EC2A 1AG on Thursday, April 29, 2004 at 11:30 am for the following purposes:

AS ORDINARY BUSINESS:

1. To receive and adopt the accounts for the year ended December 31, 2003, and the reports of the directors and auditors thereon.

2.   To receive and adopt the Report of the Board on Remuneration.

3.   To declare a final dividend.

4. To re-elect Joseph R Canion as a director of the Company, who retires by rotation.

5. To re-elect Robert F. Graham as a director of the Company, who retires by rotation.

6. To re-elect Thomas R. Fischer as a director of the Company, who was appointed since the last annual general meeting.

7. To re-elect Bevis Longstreth as a director of the Company, being a director over 70 years who is seeking re-election pursuant to Section 293 of the Companies Act 1985.

8.   To elect James I. Robertson as a director of the Company.

9. To re-elect Stephen K. West as a director of the Company, being a director over 70 years who is seeking re-election pursuant to Section 293 of the Companies Act 1985.

10. To re-appoint Ernst & Young LLP as auditors to hold office from the conclusion of the meeting to the conclusion of the next meeting at which accounts are laid before the Company, and to authorize the Audit Committee to fix their remuneration.

AS SPECIAL BUSINESS:

To consider and if thought fit pass the following resolutions of which Resolution 11 will be proposed as an Ordinary Resolution and Resolutions 12, 13, 14 and 15 will be proposed as Special Resolutions.

ORDINARY RESOLUTION

11. THAT, the directors of the Company be and they are hereby, generally and unconditionally, authorized in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of "L"61,750,000 provided that:

     (a) this authority unless renewed or revoked shall expire on April 28, 2009, save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if this authority had not expired; and

     (b) upon the passing of this Resolution, the Resolution passed as Resolution 6 at the Annual General Meeting on April 30, 2003 shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

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SPECIAL RESOLUTIONS

12.  THAT subject to the passing of Resolution 11 above:

     (a)  the directors of the Company be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to such allotment provided that the power conferred by this Resolution shall be limited to:

          (i) any allotment of equity securities in connection with a rights issue, being an offer of equity securities to (1) the holders (other than the Company) of ordinary shares in the capital of the Company on the relevant register on a fixed record date in proportion (as nearly as may be) to their respective holdings of ordinary shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (2) other persons so entitled by virtue of the rights attaching to any other securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or record dates or legal or practical problems under the laws of any territory or the requirements of any recognized regulatory body or stock exchange); and

          (ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding "L"10,032,500;

     (b)  this power, unless, renewed, shall expire on April 28, 2009;

     (c) the Company may make offers or agreements before this power has expired which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired;

     (d) references (except in paragraph (f) below) to an allotment of equity securities shall include a sale of treasury shares;

     (e) upon the passing of this Resolution, the Resolution passed as Resolution 7 at the Annual General Meeting on April 30, 2003 shall be of no further force or effect (without prejudice to any previous exercise of the powers granted thereby );

     (f) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority conferred by Resolution 11 above, and

     (g) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or convert any securities into, shares of the Company, the nominal value of such shares which may be issued pursuant to such rights.

13. THAT, the Company is, pursuant to section 166 of the Companies Act 1985, hereby generally and unconditionally authorized to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") provided that:

     (a) the maximum number of ordinary shares hereby authorized to be purchased is 80,260,000;

     (b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

     (c) the maximum price which may be paid for an ordinary share is an amount equal to 105 percent of the average of the middle market price shown in the quotations for an ordinary share as

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          derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

     (d) the authority hereby conferred shall expire on the earlier of July 28, 2005 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

     (e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

     (f) upon the passing of this Resolution, the Resolution passed as Resolution 8 at the Annual General Meeting on April 30, 2003 shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

14. THAT, the articles of association of the Company be amended so as to be in the form of the articles of association produced to the meeting and initialed by the chairman for the purposes of identification.

15. THAT the authority of the directors of the Company to grant options under the AMVESCAP International Sharesave Plan to employees resident in France be and is hereby renewed, in accordance with the French Code de Commerce, for a period of 38 months commencing on the date of the meeting.

BY ORDER OF THE BOARD

Michael S. Perman, Secretary
March 5, 2004

REGISTERED OFFICE:

30 Finsbury Square
London EC2A 1AG
Registered Number: 308372, England

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NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

1. A member entitled to attend and vote at the annual general meeting ('AGM') may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. In order to be valid an appointment of proxy must be returned by one of the following methods:

- in hard copy form by post, by courier or by hand to the Company's registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU; or

- via www.capitaregistrars.com using the investor code contained in the form of proxy enclosed with this notice; or

- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below. and in each case to be received by the Company not less than 48 hours before the time of the meeting.

2. CREST members who wish to appoint a proxy or proxies by utilizing the CREST electronic proxy appointment service may do so by utilizing the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID
RA10) by the latest time(s) for receipt of proxy appointments specified in this document. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications
Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. A form of appointment of proxy is enclosed. Appointment of a proxy does not prevent a member from attending and voting at this meeting.

4. To be effective, the form of appointment of proxy, duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof) must be lodged at the office of the Company's registrars, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, by not later than 11:30 am on April 27, 2004.

5. A person entered on the Register of Members at close of business on April 27, 2004 ("a member") is entitled to attend and vote at the Meeting pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the Meeting. If the Meeting is adjourned, entitlement to attend and vote at the adjourned meeting, and the number of votes which may be cast thereat, will be determined by reference to the Company's register of members 48 hours before the time fixed for the adjourned meeting.

6. Copies of the amended Articles of Association of the Company together with the Directors' service contracts with the Company and the register of interests of the Directors and their families in the share capital of the Company are available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excepted) and will be available at the place of the AGM from 15 minutes prior to and during the AGM.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11  April, 2006                By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary